Nicholas Company, Inc.
700 North Water Street
Milwaukee, WI 53202

May 25, 2005

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

RE:	Nicholas Equity Income Fund, Inc. (the "Fund")
Registration Nos. 033-69804/811-08062

Ladies and Gentlemen:

     On behalf of the Fund and pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"), transmitted herewith is Post-Effective Amendment No. 21 to the Fund's Registration Statement on Form N-1A. The purpose for this filing is to comply with requirements for disclosure of the Fund's policies with respect to Fair Value Pricing, Frequent Purchase and Sales of Fund Shares and Portfolio Disclosure for the Fund's Class I. These disclosures were previously made and reviewed for the Fund's Class N in the Post Effective Amendment No. 18 with Accession No. 0000913131-05-000003.

     Pursuant to Rule 485(a)(1), the Fund anticipates that this filing will be effective 60 days after filing or as soon as possible thereafter. At or before that time, the Fund will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to, among other things: (a) update any missing information; (b) file any updated exhibits to the Registration Statement; (c) make any changes in response to SEC comments; and (d) make any other nonmaterial changes as appropriate.

     Please telephone the undersigned at (414) 272-4650 or Marcia Y. Lucas of Michael Best & Friedrich LLP at (414) 270-2739 with any questions you may have or for any further information you may desire.

Very truly yours,
/s/ Jeffrey T. May
Jeffrey T. May
Nicholas Company, Inc.

Encl. cc: Marcia Y. Lucas, Michael, Best & Friedrich LLP